SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (“Company”), acting on the authority granted by means of item III, section 163 of Law No. 6.404/76, have examined the mergers with and into the Company of its wholly-owned subsidiaries Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ nº 12.268.405/0001-94) (“Eagle”), in the terms and conditions of the Protocol and Justification of Merger of Cervejarias Reunidas Skol Caracu S.A. and Eagle Distribuidora de Bebidas S.A. (“Protocol and Justification”) and the valuation reports of the net equity of Skol and Eagle, based on its book value, provided by APSIS Consultoria Empresarial Ltda. (CNPJ nº 27.281.922/0001-70) (“Mergers”). After examination and clarifications presented by the executive committee of the Company, the members of the fiscal council grant favorable opinion as to the approval of the Mergers by the Company’s shareholders in the general meeting, under the terms of the Protocol and Justification.

São Paulo, March 28, 2016.

/s/Celso Clemente Giacometti	/s/James Terence Coulter Wright
/s/Paulo Assunção de Souza

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer